UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SWIFT TRANSPORTATION COMPANY
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

87074U101
(CUSIP Number)

December 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS

Jerry Moyes

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	SOLE VOTING POWER

0

(6)	SHARED VOTING POWER

43,996,285(1)

(7)	SOLE DISPOSITIVE POWER

0

(8)	SHARED DISPOSITIVE POWER

43,996,285(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,996,285(1)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

33.0%(2)

(12)	TYPE OF REPORTING PERSON

IN
 _____________________

(1)    The Reporting Person beneficially owns 43,996,285 shares of the Issuer's outstanding common stock.  Included in this amount are (i) 100 shares of the Issuer’s Class A common stock, par value $0.01 per share ("Class A Common Stock"), held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power; and (ii) 43,996,185 shares of Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B common stock, par value $0.01 per share ("Class B Common Stock"), including (A) 72,215 shares of Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power; (B) 8,519,200 shares of Class B Common Stock owned jointly by Mr. and Mrs. Moyes and over which they share voting and dispositive power; and (C) 35,404,770 shares of Class B Common Stock owned by the Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust") and over which Mr. and Mrs. Moyes, as trustees, share voting and dispositive power.  Of the shares included herein, 18,585,527 shares of Class B Common Stock have been pledged to a newly formed trust (the "Trust") in connection with a private placement of the Trust's mandatory common exchange securities (the "Stockholder Offering").  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust’s securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)   The percentage indicated is based upon 133,416,713 shares outstanding as of December 15, 2010, which includes 73,300,000 shares of Class A Common Stock and 60,116,713 shares of Class B Common Stock outstanding as of December 15, 2010, as adjusted to reflect the sale of shares of the Issuer's Class A Common Stock in its initial public offering and as reported in the Issuer's final prospectus filed under Rule 424(b) on December 17, 2010 (the "Prospectus"). With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share. The shares of common stock beneficially owned by the Reporting Person represent 45.5% of the total voting power as of December 15, 2010.

(1)	NAMES OF REPORTING PERSONS

Vickie Moyes

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	SOLE VOTING POWER

0

(6)	SHARED VOTING POWER

43,996,285(1)

(7)	SOLE DISPOSITIVE POWER

0

(8)	SHARED DISPOSITIVE POWER

43,996,285(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,996,285(1)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

33.0%(2)

(12)	TYPE OF REPORTING PERSON

IN
 _____________________

(1)   The Reporting Person beneficially owns 43,996,285 shares of the Issuer's outstanding common stock.  Included in this amount are (i) 100 shares of the Issuer’s Class A Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power; and (ii) 43,996,185 shares of Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, including (A) 72,215 shares of Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power; (B) 8,519,200 shares of Class B Common Stock owned jointly by Mr. and Mrs. Moyes and over which they share voting and dispositive power; and (C) 35,404,770 shares of Class B Common Stock owned by the Moyes Trust and over which Mr. and Mrs. Moyes, as trustees, share voting and dispositive power.  Of the shares included herein, 18,585,527 shares of Class B Common Stock have been pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust’s securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)   The percentage indicated is based upon 133,416,713 shares outstanding as of December 15, 2010, which includes 73,300,000 shares of Class A Common Stock and 60,116,713 shares of Class B Common Stock outstanding as of December 15, 2010, as adjusted to reflect the sale of shares of the Issuer's Class A Common Stock in its initial public offering and as reported in the Issuer's Prospectus. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share. The shares of common stock beneficially owned by the Reporting Person represent 45.5% of the total voting power as of December 15, 2010.

(1)	NAMES OF REPORTING PERSONS

Jerry and Vickie Moyes Family Trust 12/11/87

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	SOLE VOTING POWER

35,404,770(1)

(6)	SHARED VOTING POWER

0

(7)	SOLE DISPOSITIVE POWER

35,404,770(1)

(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,404,770(1)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.5%(2)

(12)	TYPE OF REPORTING PERSON

OO
 _____________________

(1)   Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of 35,404,770 shares of the Issuer’s Class B Common Stock owned by the Moyes Trust and over which Mr. and Mrs. Moyes, as trustees, share voting and dispositive power.  Of the shares included herein, 9,994,112 shares of Class B Common Stock have been pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust’s securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)   The percentage indicated is based upon 133,416,713 shares outstanding as of December 15, 2010, which includes 73,300,000 shares of Class A Common Stock and 60,116,713 shares of Class B Common Stock outstanding as of December 15, 2010, as adjusted to reflect the sale of shares of the Issuer's Class A Common Stock in its initial public offering and as reported in the Issuer's Prospectus. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share. The shares of Class B Common Stock beneficially owned by the Reporting Person represent 36.6% of the total voting power as of December 15, 2010.

(1)	NAMES OF REPORTING PERSONS

Michael Moyes

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	SOLE VOTING POWER

13,410,254(1)

(6)	SHARED VOTING POWER

0

(7)	SOLE DISPOSITIVE POWER

13,410,254(1)

(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,410,254(1)(2)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%(2)(3)

(12)	TYPE OF REPORTING PERSON

IN
 _____________________

(1)    Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of 13,410,254 shares of the Issuer’s Class B Common Stock, including (i) 2,710,274 shares of Class B Common Stock held by the Todd Moyes Trust; (ii) 2,710,274 shares of Class B Common Stock held by the Hollie Moyes Trust; (iii) 2,710,274 shares of Class B Common Stock held by the Chris Moyes Trust; (iv) 2,629,636 shares of Class B Common Stock held by the Lyndee Moyes Nester Trust; and (v) 2,649,796 shares of Class B Common Stock held by the Marti Lyn Moyes Trust.  The Reporting Person serves as the trustee of each of these trusts and has sole voting and dispositive power over the shares owned by such trusts.  This amount also includes 3,451,455 shares of Class B Common Stock that the Moyes children's trusts included in this Schedule 13G cover page have pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust’s securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)    Excludes 2,710,274 shares of Class B Common Stock held by the Michael J. Moyes Trust, of which the Reporting Person is the beneficiary, but does not have voting or dispositive control over such shares.

(3)    The percentage indicated is based upon 133,416,713 shares outstanding as of December 15, 2010, which includes 73,300,000 shares of Class A Common Stock and 60,116,713 shares of Class B Common Stock outstanding as of December 15, 2010, as adjusted to reflect the sale of shares of the Issuer's Class A Common Stock in its initial public offering and as reported in the Issuer's Prospectus. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share. The shares of Class B Common Stock beneficially owned by the Reporting Person represent 13.9% of the total voting power as of December 15, 2010.

Item 1. (a).	Name of Issuer

Swift Transportation Company

Item 1. (b).	Address of Issuer's Principal Executive Offices:

2200 South 75th Avenue Phoenix, AZ 85043

Item 2. (a)-(c).	Name, Principal Business Office and Citizenship of Filing Persons:

(i) Jerry Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Citizenship: United States of America

(ii) Vickie Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Citizenship: United States of America

(iii) Jerry and Vickie Moyes Family Trust 12/11/87
P.O. Box 1397
Tolleson, Arizona 85353
Established under the law of the State of Arizona

(iv) Michael Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Citizenship: United States of America

Item 2. (d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2. (e).	CUSIP Number:

87074U101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Immediately prior to the closing of the Issuer's initial public offering, Swift Corporation, the prior parent company to the Issuer, was merged with and into the Issuer, with the Issuer surviving as a Delaware corporation.  Pursuant to the Agreement and Plan of Merger, all of the outstanding shares of common stock of Swift Corporation were converted into shares of the Issuer's Class B Common Stock on a one-for-one basis.  As a result of the merger, the Reporting Persons own 57,406,439 shares of the Issuer's Class B Common Stock.  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  Each share of Class B Common Stock also will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.  Mr. and Mrs. Moyes also own 100 shares of the Issuer's Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JERRY MOYES, individually and as trustee of the Jerry and Vickie Moyes Family Trust Dated 12/11/87

/s/ Jerry Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

VICKIE MOYES, individually and as trustee of the Jerry and Vickie Moyes Family Trust Dated 12/11/87

/s/ Vickie Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

MICHAEL MOYES, individually

/s/ Michael Moyes, by Heidi Hornung-Scherr, attorney-in-fact, purusuant to a Power of Attorney filed herewith

Dated: December 23, 2010

Exhibit List

Exhibit 1.	Joint Filing Agreement, dated December 23, 2010, by and among the Reporting Persons

Exhibit 2.	Power of Attorney of Jerry Moyes and Vickie Moyes, individually and as trustees of the Jerry and Vickie Moyes Family Trust Dated 12/11/87

Exhibit 3.	Power of Attorney of Michael Moyes, individually